Exhibit 10.85

September 17, 2007

Mr. David Hare

190 Cuesta de los Gatos

Los Gatos, CA 95032

Dear Dave:

I am pleased to offer you the position of Executive Vice President, Global Support of Deltek, Inc. (the “Company”). I am very excited about the Company’s future and equally excited at the prospect of your joining our team. The following are the terms and conditions of your offer.

Start Date. We have agreed that you will start working for the Company in September 2007.

Reporting Responsibilities. As Executive Vice President, Global Support, you will report to me, although, as with all of the Company’s officers, you may also be called on from time to time to give reports to the board of directors of the Company (the “Board”) directly.

Base Salary and Annual Bonus. Your annual base salary will be $300,000, payable in accordance with the Company’s standard payroll policy, and will be reviewed periodically. You will have an annual bonus target of $150,000. Bonuses will be paid quarterly, based on satisfaction of actual performance against agreed targets, and your actual bonuses may be more than or less than your annual bonus target. All payments to you by the Company will be subject to any required withholding of taxes.

In addition and as discussed, your quarterly bonus for the first two quarters after your start date will be paid at a minimum achievement of 100% of target.

Additional Bonus. If your current employer elects to deny your current 2007 bonus in light of your resignation to join Deltek, Deltek agrees to compensate you for that lost compensation in two (2) equal installments of $75,000. These payments will be made in the first week of your employment with Deltek and on the six month anniversary date of your hire date.

Travel Reimbursement. As an additional component of your employment, Deltek will reimburse you for all reasonable travel expenses to and from San Jose and our headquarters in Herndon as well as living expenses, including housing in an appropriate corporate apartment in the Herndon area.

Other Benefits. You will be provided with the Company’s standard benefits package, which currently includes medical coverage, 401(k) plan participation and three weeks of paid vacation. You will be reimbursed pursuant to the Company’s expense reimbursement policy for the covered business expenses that you incur in connection with your service to the Company.

Insurance & Indemnification. From and after your start date and for so long as the Company maintains any directors and officers liability insurance policy, you will be provided in respect of your service to the Company with the same coverage under such policy as is provided to other directors or officers of the Company in respect of their service to the Company. In addition, from and after your start date, the Company will indemnify you to the maximum extent permitted under applicable law and/or the Company’s charter or by-laws to the extent that such indemnification is provided to other directors or officers of the Company. Such coverage and indemnification will be provided, to the extent that you are entitled thereto, without regard to your termination of employment.

Stock Options. On or as soon as practicable after your start date and upon approval of the Board, the Company will grant you an option to purchase 275,000 shares of common stock, par value $0.001 per share, of the Company (and including any securities into which such shares are changed or for which such shares are exchanged) (the “Common Stock”), with a per share exercise price equal to the fair market value of a share of Common Stock on the date of grant (as determined by the Board). These options will vest in 25% increments annually over four years from your start date, will be granted pursuant to the Company’s 2007 Stock Option Plan and will be evidenced by a Stock Option Agreement in the form customarily used by the Company for its employees, a copy of which has been provided to you.

At-Will Employment; Severance. You will have no set term of employment, and your employment will be at will.

If your employment is terminated before a Change in Control either by the Company without Cause or by you for Good Reason, then the Company shall continue to pay you your then current base salary as of the date of termination for six months thereafter. In addition, upon any termination that entitles you to the foregoing severance benefits, the Company will also continue your coverage under the Company’s medical benefit plan for twelve months at the active-employee premium rate.

If your employment is terminated on the date of or within 18 months following a Change in Control either by the Company or its successors without Cause or by you for Good Reason, then the Company shall: (1) continue to pay you your then current base salary as of the termination date for 18 months thereafter, (2) pay you 150% of your then current target annual bonus (based on your target annual bonus in effect in the period in which you are terminated), and (3) continue your medical coverage under the Company’s medical benefit plan for 18 months at the active-employee premium rate.

The continuation of base salary will be paid in substantially equal installments over the 18-month severance period in accordance with the Company’s standard payroll practices with respect to active employees, but not less frequently than monthly. The payment of your bonus will be made in a lump sum at such time as bonuses are generally paid to employees during the period in which you are terminated. Notwithstanding the preceding two sentences, if Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), would cause the imposition of an excise tax on the salary continuation severance payment or bonus award severance payment if paid as aforesaid, then payment of the salary continuation severance payment and bonus award severance payment shall be ordered so as to avoid the imposition of the excise tax, as follows: (i) as much of the bonus award severance payment as may be paid without the imposition of the excise tax shall be paid as aforesaid, and any remaining portion of the bonus award severance payment shall be paid upon the day following the six-month anniversary of the termination date; and (ii) if any installments of the salary continuation payment may be paid (in whole or in part) as aforesaid without the imposition of the excise tax, then such installments shall be paid as aforesaid, and the remaining installments shall commence upon the day following the six-month anniversary of the termination date, and the first installment paid upon the day following the six-month anniversary of the termination date shall include all portions of the salary continuation severance payment that would have been paid but for the application of Section 409A to the salary continuation severance payment. The Company’s obligations to make any payments and (if applicable) continue the medical coverage as set forth above is conditioned upon: (x) your execution and delivery of, and your continued compliance with the obligations under, the Employee Confidential and Proprietary Information and Assignment of Inventions Agreement, the form of which is attached as Annex B, and (y) your execution, delivery and non-revocation of a valid and enforceable general release of claims substantially in the form attached as Annex C.

For purposes of this letter, “Cause” and “Good Reason” will have the meanings set forth on Annex A hereto.

Effect of Section 280G. Notwithstanding any provision in this letter or any other plan, program or arrangement of the Company to the contrary, payments to be made to you in the event of a change in ownership or effective control of the Company or a substantial portion of its assets (within the meaning of Section 280G(b)(2) of the Code and the regulations promulgated thereunder) shall be reduced, but only if and to the extent that a reduction in the payments to you would result in your retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the excise tax payable under Section 4999 of the Code) than if you received the entire amount of such payments without reduction. If the payments are to be reduced as aforesaid, then, unless you give prior written notice to the Company specifying a different order by which to effectuate the foregoing, the Company shall reduce or eliminate such payments (x) by first reducing or eliminating the portion of such payments which is not payable in cash (other than that portion of such payments subject to clause (z) hereof), (y) then by reducing or eliminating cash payments (other than that portion of such payments subject to clause (z) hereof) and (z) then by reducing or eliminating the portion of such payments (whether payable in cash or not payable in cash) to which Treasury Regulation Section 1.280G-1 Q/A 24(c) (or successor thereto) applies, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the date of the Change in Control. Any notice given by you pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing your rights and entitlements to any benefits or compensation.”

Employee Covenants. As a condition of your employment, not later than your start date, you will execute and deliver the Company’s form of Employee Confidential and Proprietary Information and Assignment of Inventions Agreement, which is attached hereto as Annex B.

If the foregoing terms and conditions are consistent with your understanding, please sign this letter below and return a copy to me. Dave, I am confident that you will be a valuable addition to our team, and I look forward to working with you.

Very truly yours,

DELTEK, INC.

/s/ Kevin Parker

Kevin Parker
President and Chief Executive Officer
ACCEPTED AND AGREED:

/s/ David Hare	09/19/07

David Hare	Date